Exhibit 2.1
AMENDMENT NO. 2 TO
ASSET PURCHASE AGREEMENT
     This Amendment No. 2 to the Asset Purchase Agreement (the “Amendment”) is made and entered into on February 7, 2007 but is effective as of January 31, 2007 (the “Effective Date”) by and between Verso Technologies Inc., a Minnesota corporation (“Buyer”), Paradyne Networks, Inc., a Delaware corporation (“Seller”), and Zhone Technologies, Inc., a Delaware corporation (“Zhone”), for the purpose of amending that certain Asset Purchase Agreement dated as of December 29, 2006, as amended by Amendment No. 1 thereto dated as of January 25, 2007 (as so amended, the “Purchase Agreement”) by and between Buyer, Seller, and for the limited purposes stated therein, Zhone, and certain exhibits and schedules thereto. Capitalized terms not defined herein shall have the meanings given to them in the Purchase Agreement.
RECITALS
     WHEREAS, the parties have previously entered into that certain Amendment No. 1 to the Purchase Agreement, dated January 25, 2007 (the “Prior Amendment”); and
     WHEREAS, the parties desire to further amend the Purchase Agreement on the terms and conditions set forth herein.
AGREEMENT
     NOW, THEREFORE, the parties hereto agree as follows:
     1. Amendments to Purchase Agreement. The parties hereby amend the Purchase Agreement as follows:
          (A) Sale of Assets. Section 2.1 of the Purchase Agreement is hereby amended and replaced in its entirety to read as follows:
     2.1 Sale of Assets. Upon the terms and subject to the conditions contained herein, (a) at the Closing, conditioned upon Seller’s receipt of the Closing Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the Closing Date in and to the Engineering Equipment (including all Contracts and Books and Records relating thereto) and all Contracts listed as Service Agreements on Schedule 1.1A, for the consideration specified below in Section 2.3(a), (b) on the Second IP Payment Date, conditioned upon Seller’s receipt of the entire IP Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the Second IP Payment Date in and to the Transferred IP, for the consideration specified below in Section 2.3(b), and (c) on the Inventory Payment Date, conditioned upon Seller’s receipt of the Manufacturing Equipment Payment and the Inventory Payment, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of Seller’s right, title and interest as of the Inventory Payment Date in and to the Manufacturing Equipment and Inventory (including all Contracts and Books and Records relating thereto), for the consideration specified below in Section 2.3(c) and 2.3(d). For purposes of clarification, (i) if Buyer fails to deliver the Closing Payment on the Closing Date, then Seller shall not be obligated to sell and transfer to Buyer the Engineering Equipment (or any other Purchased Assets on any subsequent payment date), (ii) if Buyer fails to deliver the First IP Payment on the First IP Payment Date or the Second IP Payment on the Second IP Payment Date, then Seller shall not be obligated to sell and transfer to Buyer the Transferred IP (or any other Purchased Assets on any subsequent payment date), and (iii) if Buyer fails to deliver the Manufacturing Equipment Payment or the Inventory Payment on the Inventory Payment Date, then Seller shall not be obligated to sell and transfer to Buyer the Manufacturing Equipment or Inventory.
          (B) IP Payment. Clause (b) of Section 2.3 of the Purchase Agreement is hereby amended and replaced in its entirety to read as follows:
     (b) Cash in the aggregate amount of One Million Two Hundred Fifty Thousand Dollars ($1,250,000) (the “IP Payment”), payable by wire transfer to an account designated by Seller not later than two business days prior to the respective payment dates in two installments as follows: (i) One Million Dollars ($1,000,000) (the “First IP Payment”) on January 31, 2007 (the “First IP Payment Date”); and (ii) Two Hundred Fifty Thousand Dollars ($250,000) (the “Second IP Payment”) on March 30, 2007 (the “Second IP Payment Date”);
          (C) Manufacturing Equipment Payment. A new Clause (d) to Section 2.3 of the Purchase Agreement is hereby added to the Purchase Agreement, to read in its entirety as follows:
     (d) Cash in the aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000) (the “Manufacturing Equipment Payment”), payable by wire transfer to an account designated by Seller no later than the Inventory Payment Date.
          (D) Inventory. Section 2.5 of the Purchase Agreement is amended and replaced in its entirety to read as follows:
     2.5 Inventory. Following the Closing upon reasonable notice to Seller, Buyer shall be entitled to review Seller’s Inventory and Seller’s records with respect thereto and may reject and elect not to purchase any such Inventory that, in Buyer’s reasonable good faith determination, is of a quality or quantity that is not usable or, with respect to finished goods, saleable, in the Ordinary Course of Business (all such inventory, “Rejected Inventory”). Prior to and in connection with the Inventory Count conducted pursuant hereto, Buyer and Seller shall cooperate in seeking to identify all Rejected Inventory. On or prior to June 27, 2007 (the “Inventory Date”), Seller and Buyer shall, in accordance with Schedule 2.5 hereto, conduct (or cause to be conducted) a physical count (the “Inventory Count”) of the Inventory. At least two (2) business days prior to the Inventory Date, Seller shall deliver to Buyer an inventory list of the Inventory reflecting each item of Inventory and the inventory count for such item according to Seller’s inventory records. The “Inventory Payment” shall be equal to the aggregate inventory value of the Inventory determined pursuant to the Inventory Count where such Inventory is valued as set forth on Schedule 2.5. Buyer shall pay Seller the Inventory Payment in cash by wire transfer no later than the second (2nd) business day following the Inventory Date; provided that in any event, Buyer shall pay Seller the Inventory Payment no later than June 29, 2007 (subject, in the event of a dispute over the Inventory

Payment, to the last sentence of this Section 2.5, the “Inventory Payment Date”). If Seller and Buyer are not able to agree upon the Inventory Payment or the valuation or count for any item of Inventory in accordance with Schedule 2.5, then Buyer shall immediately pay Seller the undisputed amount thereof, and the disputed amount (the “Disputed Inventory Payment”) shall be referred to Grant Thornton LLP or another mutually agreeable audit partner (the “Inventory Auditor”). Within ten (10) business days following the Inventory Payment Date, the Inventory Auditor shall deliver to Seller and Buyer its report with respect to the determination of the Disputed Inventory Amount (the “Verification Statement”). The Verification Statement shall be final and binding on the parties hereto unless Seller or Buyer, within ten (10) business days of its receipt thereof, gives written notice to the other specifying in reasonable detail its objections thereto (the “Objection Notice”). Seller and Buyer will negotiate in good faith the resolution of the matters set forth in the Objection Notice for a period of ten (10) business days. If Seller and Buyer are unable to reach an agreement during such period, then Seller and Buyer shall submit such matters to arbitration for final resolution. The fees and expenses of the Inventory Auditor, or any other arbitrator, shall be borne equally by Buyer and Seller. Buyer shall pay Seller the final determination of the Disputed Inventory Amount within two (2) business days following such final determination, by wire transfer, together with interest thereon from and after the Closing Date at the rate equal to the prime rate of Bank of America, N.A. as announced from time to time during the period following the Closing Date through the date of such payment (with the due date for such payment being deemed the “Inventory Payment Date” for purposes hereof).
          (E) IP Closing. Section 3.3 of the Purchase Agreement is hereby amended and replaced in its entirety to read as follows:
     3.3 IP Closing. To effect the sale and transfer referred to in Section 2.1(b), on the Second IP Payment Date, conditioned upon Seller’s timely receipt of each installment of the IP Payment, Seller shall execute and deliver to Buyer the IP Assignment Agreement.
          (F) Inventory and Manufacturing Equipment Closing. Section 3.4 of the Purchase Agreement is hereby amended and replaced in its entirety to read as follows:
     3.4 Inventory and Manufacturing Equipment Closing. To effect the sale and transfer referred to in Section 2.1(c), on the Inventory Payment Date, conditioned upon Seller’s receipt of the Manufacturing Equipment Payment and the Inventory Payment (and any other portion of the Purchase Price due on any prior payment date), Seller shall execute and deliver to Buyer (a) a Bill of Sale in the form of Exhibit C, conveying all of Seller’s Manufacturing Equipment and Inventory, and (b) an Assignment of Contracts in the form of Exhibit D, to the extent necessary to assign all Contracts included in the Manufacturing Equipment and Inventory.
          (G) Covenant Not to Compete. The first paragraph of Section 9.5 of the Purchase Agreement is hereby amended and replaced in its entirety to read as follows:
     9.5 Covenant Not to Compete. For the period from the Closing Date until two (2) years from the Closing Date ( the “Noncompete Period”), without the prior written consent of Buyer, neither Zhone nor Seller shall (and shall cause each of its respective controlled affiliates not to) (collectively, the “Noncompete Parties”), on a worldwide basis, directly or indirectly, own, manage, operate or control any business or entity that engages in the design, manufacture or marketing of (a) any products or services provided by the Business as of the Closing Date or (b) any products or services substantially equivalent in form, fit and function to such products or services of the Business (“Competitive Business”); provided that this covenant not to compete shall be null and void and of no force or effect if Buyer fails to timely pay (i) any portion or installment of the IP Payment pursuant to Section 2.3(b), (ii) any portion or installment of the Manufacturing Equipment Payment pursuant to Section 2.3(d) and/or (iii) the Inventory Payment pursuant to Section 2.5; provided further, however, that the foregoing covenants shall not prohibit, or be interpreted as prohibiting, any of the Noncompete Parties from:
     2. Amendments to License Agreement. The parties hereby amend Exhibit B to the Purchase Agreement (the License Agreement dated December 29, 2006 between Buyer and Seller) as follows:
          (A) Retained IP. Section 2.01 of the License Agreement is hereby amended and replaced in its entirety to read as follows:
     Section 2.01 License Grant to Retained IP. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a perpetual (except as set forth below), worldwide, royalty-free, non-transferable (except as set forth in Section 7.07), non-exclusive license, under the Retained IP, to make, have made, use, offer for sale, and sell Licensed Products and to practice any methods, processes and procedures covered by the Retained IP, in each case solely within the conduct of the Business and solely during the Term. Notwithstanding the foregoing, the license granted to Licensee under this Section 2.01 shall terminate on the earlier of (a) the First IP Payment Date if Licensee fails to provide to Licensor the First IP Payment on the First IP Payment Date, or (b) the Second IP Payment Date if Licensee fails to provide to Licensor the Second IP Payment on the Second IP Payment Date. Otherwise, the license granted to Licensee under this Section 2.01 shall continue in perpetuity.
          (B) Transferred IP. Section 2.02 of the License Agreement is hereby amended and replaced in its entirety to read as follows:
     Section 2.02 License Grant to Transferred IP. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a limited term, worldwide, royalty-free, non-transferable (except as set forth in Section 7.07), exclusive (except as set forth in Section 2.05) license, under the Transferred IP, to make, have made, use, offer for sale, and sell Licensed Products and to practice any methods, processes and procedures covered by the Transferred IP, in each case solely within the conduct of the Business; provided that, the license granted under this Section 2.02 shall terminate on the earlier of (a) the First IP Payment Date, if Licensee fails to timely provide to Licensor the First IP Payment on the First IP Payment Date, or (b) the Second IP Payment Date.
     3. General. Except as amended by this Amendment, the terms and conditions of the Purchase Agreement shall remain in full force and effect.
     4. Governing Law. This Amendment shall be construed under and governed by the internal laws of the State of California without regard to its conflict of laws provisions.

     5. Entire Agreement. This Amendment, the Prior Amendment and the Purchase Agreement and the exhibits and schedules thereto, including the License Agreement, reflect the entire agreement of the parties with respect to the subject matter hereof and supersede all previous written or oral negotiations, commitments and writings.
     6. Execution in Counterparts. For the convenience of the parties and to facilitate execution, this Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document, and such counterparts may be delivered by facsimile.

     IN WITNESS WHEREOF, this Amendment has been duly executed on behalf of the parties as of the Effective Date.

VERSO TECHNOLOGIES, INC.
By:	/s/ Martin D. Kidder
	Name:	Martin D. Kidder
	Title:	Chief Financial Officer

PARADYNE NETWORKS, INC.
By:	/s/ Kirk Misaka
	Name:	Kirk Misaka
	Title:	Chief Financial Officer

ZHONE TECHNOLOGIES, INC.
By:	/s/ Kirk Misaka
	Name:	Kirk Misaka
	Title:	Chief Financial Officer